David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

June 29, 2012

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Tom Kluck, Branch Chief

Re:  XR Energy Inc.
Amendment No.3 to Registration Statement on Form S-1
File No. 333-178156

Dear Mr. Kluck:

XR Energy Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated June 11, 2012, with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on November 23, 2011, as amended by Amendment No. 1 filed on May 15, 2012 and Amendment No. 2 filed on June 18, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

Description of Business, pane 24

Business, page 25

1.
We note you have not revised your disclosure in response to comment 6 of ourletter dated June 11, 2012. We therefore reissue our prior comment. We note youindicate on page 26 that you will receive fees for consulting services. Pleaserevise to expand your disclosure regarding these fees.

Response: The Amended Registration has been revised to delete the disclosure that the Company might receive revenue from consulting services; the deletion was made both in the "Business" section and in the Plan of Operations in the MD&A section. The only revenues the Company expects to receive are from commissions and not consulting services.

Management's Discussion and Analysis of Financial Condition.... page 29

Liquidity and Capital Resources, page 33

2.
We note your response to comment 9 of our letter dated June 11, 2012 in which you have revised your registration statement to disclose the note executed by Mr. Muratore which provides the Company with the ability to borrow up to $25,000 from Mr. Muratore. We further note you indicate in your response that this note was filed as exhibit 4.1. We are unable to locate this exhibit. Please file the note as an exhibit or tell us why you are not required to do so.

Response: A copy of the executed promissory note dated May 10, 2012 providing the Company with the ability to borrow up to $25,000 from Mr. Muratore is attached as exhibit 4.1 to the Amended Registration Statement.

Part II- Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 41

3.
We note your response to comment 12 of our letter dated June 11, 2012 and we reissue our prior comment. If the company was relying upon Regulation D when offering and selling the securities, then please file a Form D as required by Regulation D or advise.

Response: The Company filed a Form D in connection with its private offering on June 28, 2012.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin

cc:           Tony Muratore